[Letterhead of Harbin Electric, Inc.]

November 9, 2006

VIA EDGAR AND
FACSIMILE: (202) 772-9218

Peggy Fisher
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harbin Electric, Inc. Registration Statement on Form SB-2 File No. 333-131032

Acceleration Request
Requested Date: November 13, 2006
Requested Time: 9:00 a.m. Eastern Time

Dear Ms. Fisher:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Harbin Electric, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement filed with the Commission to become effective at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter.

The Registrant also states the following with respect to the Registration Statement:

1. The Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement.

2. The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

3. The Registrant acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to call me at 215.543.8104.

Very truly yours,

/s/ Barry Raeburn
Barry Raeburn